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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)


                               Agere Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    00845V308
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               CLIFTON S. ROBBINS
                             BLUE HARBOUR GROUP, LP
                         240 GREENWICH AVENUE, 3RD FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 422-6540

                                       AND

                                LEON G. COOPERMAN
                                 88 PINE STREET
                         WALL STREET PLAZA - 31ST FLOOR
                               NEW YORK, NY 10005
                                 (212) 495-5210
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 April 21, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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

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CUSIP No. 755267101                                                   13D                                            Page 2
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
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1
                        NAME OF REPORTING PERSON:                                             Blue Harbour Strategic Value Partners
                                                                                              Master Fund, LP

                                                                                              98-0450159
                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------------- ------------------------------------------------------------------------------------------------------------
2
                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a)  [ ]
                                                                                                                           (b)  [X]

----------------------- ------------------------------------------------------------------------------------------------------------
3
                        SEC USE ONLY
----------------------- ------------------------------------------------------------------------------------------------------------
4
                        SOURCE OF FUNDS:                            WC
----------------------- ------------------------------------------------------------------------------------------------------------
5
                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                        2(d) OR 2(e):                                                                                          [ ]
----------------------- ------------------------------------------------------------------------------------------------------------
6
                        CITIZENSHIP OR PLACE OF ORGANIZATION:                                 Cayman Islands, British West Indies
----------------------- ------------------------------------------------------------------------------------------------------------
                        7
   NUMBER OF SHARES                    SOLE VOTING POWER:                                                  0

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                        -------------- ---------------------------------------------------------------------------------------------
                        8
                                       SHARED VOTING POWER:                                        4,889,000
                        -------------- ---------------------------------------------------------------------------------------------
                        9
                                       SOLE DISPOSITIVE POWER:                                             0
                        -------------- ---------------------------------------------------------------------------------------------
                        10
                                       SHARED DISPOSITIVE POWER:                                   4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
11
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:              4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
12
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                      [ ]
                        SHARES:
----------------------- ------------------------------------------------------------------------------------------------------------
13
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             2.7%
----------------------- ------------------------------------------------------------------------------------------------------------
14
                        TYPE OF REPORTING PERSON:                                                         PN
----------------------- ------------------------------------------------------------------------------------------------------------




                                       2

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CUSIP No. 755267101                                                   13D                                            Page 3
----------------------------------------------------------------              ------------------------------------------------------

----------------------- ------------------------------------------------------------------------------------------------------------
1
                        NAME OF REPORTING PERSON:                                             Blue Harbour GP, LLC



                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):               20-1590782
----------------------- ------------------------------------------------------------------------------------------------------------
2
                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a)  [ ]
                                                                                                                           (b)  [X]

----------------------- ------------------------------------------------------------------------------------------------------------
3
                        SEC USE ONLY
----------------------- ------------------------------------------------------------------------------------------------------------
4
                        SOURCE OF FUNDS                             N/A
----------------------- ------------------------------------------------------------------------------------------------------------
5
                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                        2(d) or 2(e):                                                                                       [ ]
----------------------- ------------------------------------------------------------------------------------------------------------
6
                        CITIZENSHIP OR PLACE OF ORGANIZATION:                                 Delaware
----------------------- ------------------------------------------------------------------------------------------------------------
                        7
   NUMBER OF SHARES                    SOLE VOTING POWER:                                                   0

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                        -------------- ---------------------------------------------------------------------------------------------
                        8
                                       SHARED VOTING POWER:                                         4,889,000
                        -------------- ---------------------------------------------------------------------------------------------
                        9
                                       SOLE DISPOSITIVE POWER:                                              0
                        -------------- ---------------------------------------------------------------------------------------------
                        10
                                       SHARED DISPOSITIVE POWER:                                    4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
11
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:               4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
12
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                     [ ]
                        SHARES:
----------------------- ------------------------------------------------------------------------------------------------------------
13
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              2.7%
----------------------- ------------------------------------------------------------------------------------------------------------
14
                        TYPE OF REPORTING PERSON:                                                             OO
----------------------- ------------------------------------------------------------------------------------------------------------




                                       3

----------------------------------------------------------------              ------------------------------------------------------
CUSIP No. 755267101                                                   13D                                            Page 4
----------------------------------------------------------------              ------------------------------------------------------

----------------------- ------------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                            Blue Harbour Group, LP



                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):              56-2457376
----------------------- ------------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a)  [ ]
                                                                                                                           (b)  [X]

----------------------- ------------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
----------------------- ------------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS                        N/A
----------------------- ------------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                        [ ]
----------------------- ------------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                Delaware
----------------------- ------------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                      0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                        -------------- ---------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                            4,889,000
                        -------------- ---------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                                 0
                        -------------- ---------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                       4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:             4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                     [ ]
                         SHARES:
----------------------- ------------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            2.7%
----------------------- ------------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        PN
----------------------- ------------------------------------------------------------------------------------------------------------



                                       4

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CUSIP No. 755267101                                                   13D                                            Page 5
----------------------------------------------------------------              ------------------------------------------------------

----------------------- ------------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                           Blue Harbour Holdings, LLC



                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):             20-1590711
----------------------- ------------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (a)  [ ]
                                                                                                                          (b)  [X]

----------------------- ------------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
----------------------- ------------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS                        N/A
----------------------- ------------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                       [ ]
----------------------- ------------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                               Delaware
----------------------- ------------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                      0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                        -------------- ---------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                            4,889,000
                        -------------- ---------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                                 0
                        -------------- ---------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                       4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:             4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                [ ]
                         SHARES:
----------------------- ------------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            2.7%
----------------------- ------------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        OO
----------------------- ------------------------------------------------------------------------------------------------------------




                                       5

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CUSIP No. 755267101                                                   13D                                            Page 6
----------------------------------------------------------------              ------------------------------------------------------

----------------------- ------------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                             Clifton S. Robbins



                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------------- ------------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a)  [ ]
                                                                                                                            (b)  [X]

----------------------- ------------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
----------------------- ------------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS                        N/A
----------------------- ------------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                        [ ]
----------------------- ------------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                 United States of America
----------------------- ------------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                     0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                        -------------- ---------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                           4,889,000
                        -------------- ---------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                                0
                        -------------- ---------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                      4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            4,889,000
----------------------- ------------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                   [ ]
                         SHARES:
----------------------- ------------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           2.7%
----------------------- ------------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        IN
----------------------- ------------------------------------------------------------------------------------------------------------




                                       6

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CUSIP No. 755267101                                                   13D                                            Page 7
----------------------------------------------------------------              ------------------------------------------------------

----------------------- ------------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                             Leon G. Cooperman



                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------------- ------------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (a)  [ ]
                                                                                                                          (b)  [X]

----------------------- ------------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
----------------------- ------------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS                        WC
----------------------- ------------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                      [ ]
----------------------- ------------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                  United States of America
----------------------- ------------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                             2,929,400

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                        -------------- ---------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                           1,935,400
                        -------------- ---------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                        2,929,400
                        -------------- ---------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                      1,935,400
----------------------- ------------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            4,864,800
----------------------- ------------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    [ ]
                         SHARES:
----------------------- ------------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           2.7%
----------------------- ------------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                       IN
----------------------- ------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

         The title and class of equity security to which this Statement on
Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Agere Systems Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1110 American Parkway, N.E., Allentown, Pennsylvania 18109.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by the Blue Harbour Reporting Persons and Mr. Cooperman (each as defined below and collectively, the "Reporting Persons").

         On May 1 , 2006, certain of the Reporting Persons sent a joint letter to Richard L. Clemmer, the Company's Chief Executive Officer, regarding the Company's current and long-term prospects (the "May 1 Letter"). See Item 4 below.

         The Blue Harbour Reporting Persons and Mr. Cooperman do not have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of the Common Stock held by them and each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the others. The Blue Harbour Reporting Persons and Mr. Cooperman have, on occasion, coordinated their market purchases of the Common Stock and call options to purchase Common Stock in the past, and may decide to coordinate purchases and sales in the future. The Reporting Persons have filed this statement solely because they may be deemed to be a "group" for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), as a result of their agreement to submit the May 1 Letter to the Company's Chief Executive Officer. However, the Blue Harbour Reporting Persons and Mr. Cooperman each disclaim membership in a "group" with the other Reporting Person.

         (1) The Blue Harbour Reporting Persons.

         (a) - (c) and (f) The Blue Harbour Reporting Persons are Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the "Fund"), Blue Harbour GP, LLC, a Delaware limited liability company ("Fund GP"), Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and Clifton S. Robbins ("Mr. Robbins"), a citizen of the United States of America.

         The address of the principal office of each of the Fund, Manager, Manager GP and Fund GP is 240 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address. Mr. Robbins is the Chief Executive Officer of Manager.

         The Fund is principally involved in the business of investing in securities. Fund GP is principally involved in the business of serving as the general partner of the Fund. Manager is principally involved in the business of providing investment advisory and investment management services to the Fund and its affiliates and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the Fund's account. Manager GP is principally involved in the business of serving as the general partner of Manager.

         (d) - (e) During the last five years, none of the Blue Harbour Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

         (2) Leon G. Cooperman.

         (a) - (c) and (f) Leon G. Cooperman ("Mr. Cooperman") is a citizen of the United States of America.

         Mr. Cooperman is the Managing Member of Omega Associates, L.L.C., a Delaware limited liability company ("Associates"). Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

         Mr. Cooperman is also the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

         Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the shares of Common Stock owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such shares because the owners of the Managed Accounts may be deemed beneficial owners of such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as a result of their right to terminate the discretionary account within a period of 60 days.

         Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.

         The address of the principal office of each of Mr. Cooperman, Associates, Capital LP, Investors LP, Equity LP, Overseas and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

         (d) - (e) During the last five years, none of Mr. Cooperman or the foregoing entities controlled by him, nor to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (1) The Blue Harbour Reporting Persons.

         The 4,889,000 shares of Common Stock reported herein by the Blue Harbour Reporting Persons were acquired in open market transactions. The shares of Common Stock reported herein by the Blue Harbour Reporting Persons were acquired with the Fund's working capital, which may at any given time include funds borrowed on margin in the ordinary course and on customary terms and conditions. The amount of funds expended by the Fund for such purchases will be $55,582,771, including the cost of the purchase of shares of Common Stock upon the exercise of options held by the Blue Harbour Reporting Persons (see the attached Schedule I), commissions and other execution related costs.

         (2) Leon G. Cooperman.

         The 4,864,800 shares of Common Stock reported herein by Mr. Cooperman were acquired in open market transactions. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases will be $54,252,680, including the cost of the purchase of shares of Common Stock upon the exercise of options held by Leon G. Cooperman (see the attached Schedule II), commissions and other execution related costs.

ITEM 4.  PURPOSE OF TRANSACTION.

         On May 1, 2006, Mr. Cooperman and Manager sent the May 1 Letter to the Company's Chief Executive Officer, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety. In the May 1 Letter, Mr. Cooperman and Manager outlined their shared view of the Company's current and long-term prospects.

         Depending upon changes in facts and circumstances, however, the views of the Blue Harbour Reporting Persons and Mr. Cooperman may diverge as to the matters discussed in the May 1 Letter, and the Blue Harbour Reporting Persons and Mr. Cooperman, respectively, are under no obligation to each other in respect of the matters discussed in the May 1 Letter.

         Each of the Reporting Persons have acquired the Company's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company's operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

         Consistent with their investment research processes, the Reporting Persons may engage in communications regarding such matters with management or Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of securities of the Company, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

         The Reporting Persons do not have any arrangements, understandings or agreements with or obligations to each other with respect to the foregoing, and may act together or independently in the future.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Persons may be deemed to beneficially own collectively an aggregate of 9,753,800 shares of Common Stock, representing approximately 5.5% of the shares of Common Stock presently outstanding, such percentage being based on the number of shares of Common Stock outstanding as of January 31, 2006 (the "Issued and Outstanding Shares") as set forth in the Company's Report on Form 10-Q for the period ended December 31, 2005. The Blue Harbour Reporting Persons and Mr. Cooperman each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other Reporting Person.

         (1) The Blue Harbour Reporting Persons.

         (a) The responses of the Blue Harbour Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

         As of the close of business on the date hereof, the Fund beneficially owns an aggregate of 4,889,000 shares of Common Stock, representing approximately 2.7% of the shares of Common Stock based upon the Issued and Outstanding Shares. The Fund is the direct owner of the shares of Common Stock reported by the Blue Harbour Reporting Persons on this Statement on Schedule 13D. For purposes of disclosing the number of shares beneficially owned by each of the Blue Harbour Reporting Persons, Fund GP, as general partner of the Fund, Manager, as the investment manager of the Fund, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Fund. Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.

         (b) The responses of the Blue Harbour Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) Except as set forth above or in the attached Schedule I (with respect to the Blue Harbour Reporting Persons), no Blue Harbour Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

         (d) No other person is known by the Blue Harbour Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement on Schedule 13D, except (i) (in the case of Common Stock reported by the Blue Harbour Reporting Persons) the dividends from, or proceeds from the sale of shares of Common Stock in the Fund for which Manager acts as an investment advisor, which may be distributed to the applicable limited partner entitled thereto in accordance with their respective limited partnership interests in the Fund, and (ii) the Blue Harbour Reporting Persons do not have the right to receive dividends from shares of Common Stock for which they hold options, and the holder of such Common Stock has the right to receive such dividends until the options are exercised. Other than as described in Item 5 hereof, no investment partnership or limited partner thereof has an interest in shares of Common Stock reported in this Schedule 13D representing more than five percent of the Common Stock outstanding.

         (2) Leon G. Cooperman.

         (a) As of the close of business on the date hereof, Mr. Cooperman may be deemed the beneficial owner of 4,864,800 shares of Common Stock representing approximately 2.7% of the shares of Common Stock based upon the Issued and Outstanding Shares.

         This consists of 1,446,300 shares of Common Stock owned by Capital LP; 454,800 shares of Common Stock owned by Equity LP; 115,900 shares of Common Stock owned by Investors LP; 912,400 shares of Common Stock owned by Overseas; and 1,935,400 shares of Common Stock owned by the Managed Accounts.

         (b) The responses of Mr. Cooperman to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) Except as set forth above or in the attached Schedule II (with respect to the Mr. Cooperman and the foregoing entities controlled by him), none of Mr. Cooperman or the foregoing entities controlled by him has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

         (d) No other person is known by Mr. Cooperman or the foregoing entities controlled by him to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement on Schedule 13D, except (i) the dividends from Common Stock or proceeds from the sale of shares of Common Stock reported by the Managed Accounts may be distributed to the applicable investors therein, and (ii) Mr. Cooperman and the foregoing entities controlled by him do not have the right to receive dividends from shares of Common Stock for which they hold options, and the holder of such Common Stock has the right to receive such dividends until the options are exercised. Other than as described in Item 5 hereof, no investment partnership or limited partner thereof has an interest in shares of Common Stock reported in this Schedule 13D representing more than five percent of the Common Stock outstanding.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference in its entirety.

         Fund, Fund GP, Manager, Manager GP, Mr. Robbins and Mr. Cooperman are parties to a letter agreement with respect to the coordination of information required for filing this statement and any amendment or amendments thereto, and the sharing of expenses incurred in respect thereof, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference in its entirety.

         Other than as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Letter, dated May 1, 2006, from Leon G. Cooperman and Manager to the Company.

EXHIBIT 2 Agreement as to Joint Filing of Schedule 13D, dated May 1, 2006, by and among the Fund, Fund GP, Manager, Manager GP, Clifton S. Robbins and Leon G. Cooperman.

EXHIBIT 3 Letter Agreement, dated May 1, 2006, by and among the Fund, Fund GP, Manager, Manager GP, Clifton S. Robbins, Associates, Capital LP, Investors LP, Equity LP, Advisors, Overseas and Leon G. Cooperman.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 1, 2006

                         BLUE HARBOUR STRATEGIC VALUE PARTNERS MASTER FUND, LP

                            By: Blue Harbour GP, LLC, its general partner

                                By: /s/ Clifton S. Robbins
                                    ------------------------------------------
                                Name: Clifton S. Robbins
                                Title: Managing Member


                         BLUE HARBOUR GP, LLC

                            By: /s/ Clifton S. Robbins
                                ----------------------------------------------
                            Name: Clifton S. Robbins
                            Title: Managing Member


                         BLUE HARBOUR GROUP, LP

                            By: Blue Harbour Holdings, LLC,
                                its general partner

                                By: /s/ Clifton S. Robbins
                                    ------------------------------------------
                                Name: Clifton S. Robbins
                                Title: Managing Member


                         BLUE HARBOUR HOLDINGS, LLC

                            By: /s/ Clifton S. Robbins
                                ----------------------------------------------
                            Name: Clifton S. Robbins
                            Title: Managing Member


                         /s/ Clifton S. Robbins
                         -----------------------------------------------------
                         Name: Clifton S. Robbins

                         LEON G. COOPERMAN, individually, as Managing Member of Omega Associates, L.L.C. on behalf of Omega Capital Partners, L.P., Omega Capital Investors, L.P., Omega Equity Investors, L.P., and as President of Omega Advisors, Inc.

                           By: /s/ Alan M. Stark
                               -----------------------------------------------
                           Name: Alan M. Stark
                           Title: Attorney-in-Fact
                           Power of Attorney on File

                                                                     Schedule I


    Transactions in Shares of Common Stock by Blue Harbour Reporting Persons

------------------------------- ------------------------ --------------------- ------------------------ -----------------------
                                                                                  NUMBER OF SHARES OF
       REPORTING PERSON                  DATE                 TRANSACTION            COMMON STOCK           PRICE PER SHARE
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Fund                            04/24/06                 Purchase*             539,000                  $8.665
------------------------------- ------------------------ --------------------- ------------------------ -----------------------



* Purchase of call option to acquire shares of Common Stock. The call option expires on June 5, 2006 and has a strike price of $5.00 per share.

                                                                    Schedule II


           Transactions in Shares of Common Stock by Leon G. Cooperman

------------------------------- ------------------------ --------------------- ------------------------ -----------------------
                                                                                  NUMBER OF SHARES OF
       REPORTING PERSON                  DATE                 TRANSACTION            COMMON STOCK           PRICE PER SHARE
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Managed Accounts                03/24/06                 Sale                  24,100                   $14.25
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Managed Accounts                04/20/06                 Sale                  15,300                   $13.87
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Managed Accounts                04/20/06                 Purchase              15,300                   $13.87
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Capital LP                      04/24/06                 Purchase*             175,100                  $8.665
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Equity LP                       04/24/06                 Purchase*             34,800                   $8.665
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Investors LP                    04/24/06                 Purchase*             14,200                   $8.665
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Overseas                        04/24/06                 Purchase*             109,300                  $8.665
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Managed Accounts                04/24/06                 Purchase*             205,500                  $8.665
------------------------------- ------------------------ --------------------- ------------------------ -----------------------




* Purchase of call option to acquire shares of Common Stock. The call option expires on June 5, 2006 and has a strike price of $5.00 per share.